Exhibit 99.1

Paysafe Limited
Notice of 2026 Annual General

Meeting and Proxy Statement

Paysafe Limited

2 Gresham Street
London, United Kingdom EC2V 7AD

Notice of 2026 Annual General Meeting of Shareholders
of Paysafe Limited to be held on May 26, 2026

TO OUR SHAREHOLDERS:
NOTICE IS HEREBY GIVEN that the 2026 Annual General Meeting of Shareholders (the “2026 AGM”) of Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda (“we,” “our,” “us,” or the “Company”) will be held over video conference link (as permitted by bye-law 53 of our second amended bye-laws (“Bye-laws”)) at www.proxydocs.com/PSFE 10:30 a.m. (ET) on Tuesday, May 26, 2026. Eligible shareholders can attend the 2026 AGM by entering the control number found on their Notice of Online Availability of Proxy Materials (“Proxy Materials Notice”), proxy card or voting instructions. Please note you must register to attend the meeting online and/or participate no later than 5:00 p.m. (ET) on Monday, May 25, 2026 at www.proxydocs.com/PSFE. The 2026 AGM, including any postponement or adjournment(s) thereof will be held for the below purposes. At the 2026 AGM, eligible shareholders will be asked to consider and if thought fit, to approve:

1.
To approve the re-election of Mr. Mark Brooker as a Class II director in accordance with our Bye-laws;
2.
To approve the re-election of Ms. Dagmar Kollmann as a Class II director in accordance with our Bye-laws;
3.
To approve the re-election of Ms. Marianne Heiss as a Class II director in accordance with our Bye-laws;
4.
To approve the re-election of Mr. Edward Wertheim as a Class II director in accordance with our Bye-laws; and
5.
To approve the re-appointment of Deloitte & Touche LLP, an independent registered public accounting firm, to act as our independent auditors for the fiscal year ending December 31, 2026 and to authorize our Board of Directors, acting through our Audit Committee, to fix the remuneration of our independent auditors for the fiscal year ending December 31, 2026.

To transact such other business as may properly be brought before the 2026 AGM (including any postponement or adjournment(s) thereof).

Additionally, the annual audited financial statements of the Company for the fiscal period ending December 31, 2025 will be laid before members at the 2026 AGM, in accordance with the applicable provisions of the Companies Act 1981 (as amended) (the “Act”).

The Board of Directors of the Company (“Board”) has fixed the record date for the purposes of determining shareholders eligible to attend and vote at the 2026 AGM as being close of business Eastern Time on April 1, 2026 (“Record Date”). Only shareholders of record, whose details appear on our register of members on the Record Date are entitled to receive notice of and to vote at the 2026 AGM (including any postponement or adjournment(s) thereof).

Whether or not you plan to attend the 2026 AGM, in order to ensure that your shares will be voted in accordance with your wishes and that the 2026 AGM is quorate, please promptly complete and submit your proxy card. You can submit your proxy card to vote your shares by mail, electronically over the internet, or by telephone, as provided in the instructions set forth on the proxy card. Following submission of your signed proxy card, you may revoke it at any time before the 2026 AGM by: (i) delivering to the Secretary of the Company at Paysafe Limited, 2 Gresham Street, London, United Kingdom EC2V 7AD, a written statement revoking such proxy, (ii) executing and delivering a later-dated proxy, or (iii) attending and voting in person at the 2026 AGM.

Important Notice Regarding the Availability of Proxy Materials for the 2026 AGM to be held on May 26, 2026. The Company’s proxy materials for the 2026 AGM, including this notice, the accompanying proxy statement and the accompanying form of proxy card, along with the Company’s 2025 Annual Report to Shareholders, are available for view and to download at www.proxydocs.com/PSFE.

By Order of the Board of Directors,

Neda Sharifi, Secretary

London, UK
April 10, 2026

Proxy Statement

2026 Annual General Meeting of
Shareholders of Paysafe Limited to be held May 26, 2026

This Proxy Statement is being furnished in connection with the solicitation on behalf of the Board of Directors (“Board”) of Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda (“we,” “our,” “us,” or the “Company”) of proxies to be voted at the 2026 Annual General Meeting of Shareholders (“2026 AGM”) to be held over video conference link (as permitted by bye-law 53 of our second amended bye-laws (“Bye-laws”)) at www.proxydocs.com/PSFE 10:30 a.m. (ET) on Tuesday, May 26, 2026, including any postponement or adjournment(s) thereof. Please note you must register to attend the meeting online and/or participate no later than 5:00 p.m. (ET) on Monday, May 25, 2026, at www.proxydocs.com/PSFE. The 2026 AGM will be held for the purposes set forth in the accompanying Notice of 2026 Annual General Meeting of Shareholders of Paysafe Limited (“Notice”) and as more specifically described in this Proxy Statement. This Proxy Statement, the accompanying Notice, approved form of proxy card and our 2025 Annual Report to Shareholders are being made available to shareholders as permitted by Bye-law 126 on or about April 10, 2026. These proxy materials are also available for viewing at and may be downloaded from www.proxydocs.com/PSFE.

The Board has fixed the record date for the purposes of determining shareholders eligible to attend and vote at the 2026 AGM as being close of business (ET) on April 1, 2026 (“Record Date”). Only holders of record (“Shareholders”) of our common shares, $0.012 par value per share (“Common Shares”) on the Record Date are entitled to receive notice of and to vote at the 2026 AGM (including any postponement or adjournment(s) thereof). Each Shareholder is entitled to one vote on each matter to be voted upon by the Shareholders at the 2026 AGM for each Common Share held by such Shareholder. On the Record Date, there were 51,252,865 Common Shares issued and outstanding that are entitled to vote.

At the 2026 AGM, two or more Shareholders present in person at the start of the 2026 AGM and representing in person or by proxy in excess of 50% of the total issued voting shares in the Company shall form a quorum for the transaction of business at the 2026 AGM.

Adoption of proposals one, two, three and four as set forth in the accompanying Notice and as more specifically described in this Proxy Statement requires the plurality vote of a majority of the votes cast at the 2026 AGM, in accordance with Bye-law 59. Adoption of proposal five as set forth in the accompanying Notice and as more specifically described in this Proxy Statement requires the approval of a simple majority of the votes cast at the 2026 AGM, also in accordance with Bye-law 59.

Solicitation and Revocation

PROXY CARDS IN THE FORM ENCLOSED WITH THIS PROXY STATEMENT ARE BEING SOLICITED ON BEHALF OF OUR BOARD. OUR BOARD HAS DESIGNATED EACH OF THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY CARD AS A PROXY. Each person designated as a proxy serves as an executive officer of the Company.

Each Common Share represented by a properly executed proxy card that is returned and not revoked will be voted in accordance with the instructions, if any, given thereon and in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2026 AGM. If no instructions are provided in a properly executed proxy card, it will be voted FOR the approval of the re-election of Mr. Mark Brooker as a Class II director of the Company (“Proposal One”), it will be voted FOR the approval of the re-election of Ms. Dagmar Kollmann as a Class II director of the Company (“Proposal Two"), it will be voted FOR the approval of the re-election of Ms. Marianne Heiss as a Class II director of the Company (“Proposal Three"), it will be voted FOR the approval of the re-election of Mr. Edward Wertheim as a Class II director of the Company (“Proposal Four"), and FOR the re-appointment of Deloitte & Touche LLP as auditor of the Company (“Proposal Five”). Any Shareholder who executes a proxy card may revoke it at any time before it is voted by: (i) delivering to the Secretary of the Company at Paysafe Limited, 2 Gresham Street, London, United Kingdom EC2V 7AD, a written statement revoking such proxy, (ii) executing and delivering a later-dated proxy card, or (iii) voting in person at the 2026 AGM. Attendance at the 2026 AGM by a Shareholder who has executed and delivered a proxy card to us shall not in and of itself constitute a revocation of such proxy. For Common Shares held in “street name” by a broker, bank or other nominee, new voting instructions must be delivered to the broker, bank or nominee no later than two business days prior to the 2026 AGM to ensure your Common Shares will be counted as voting at the 2026 AGM.

If within half an hour from the time appointed for the 2026 AGM a quorum of Shareholders is not present, then the 2026 AGM shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the Chairman of the 2026 AGM may determine.

The Company will bear the cost of solicitation of proxy votes but has not engaged a proxy solicitation agent. Solicitations may be made by our directors, officers and employees personally, by telephone, electronic mail or otherwise, but such persons will not be specifically compensated for such services. We may also make, through bankers, brokers or other persons, a solicitation of proxies of beneficial holders of Common Shares.

Summary of the 2026 Annual General Meeting

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy carefully before voting.

When		May 26, 2026, 10:30 a.m. eastern time
Where		Virtual webcast www.proxydocs.com/PSFE There is no physical location for the 2026 Annual General Meeting.
Items of business	Proposal 1	To approve the re-election of Mark Brooker as a Class II director Vote required: affirmative vote of a plurality of the votes cast
	Proposal 2	To approve the re-election of Dagmar Kollmann as a Class II director Vote required: affirmative vote of a plurality of the votes cast
	Proposal 3	To approve the re-election of Marianne Heiss as a Class II director Vote required: affirmative vote of a plurality of the votes cast
	Proposal 4	To approve the re-election of Edward Wertheim as a Class II director Vote required: affirmative vote of a plurality of the votes cast
Proposal 5

To approve the re-appointment of Deloitte & Touche LLP to act as our independent auditors for 2026 and to authorize our Board, acting through our Audit Committee, to fix the remuneration of our independent auditors for 2026

Vote required: affirmative vote of a simple majority of the votes cast

To transact any other business that may properly come before the meeting

Additionally, the annual audited financial statements of the Company for the fiscal period ending December 31, 2025 will be laid before members at the 2026 AGM, in accordance with the applicable provisions of the Companies Act 1981 (as amended).

Attending the meeting	You must register to attend the meeting online and/or participate no later than 5:00 p.m. eastern time on Monday, May 25, 2026 at www.proxydocs.com/PSFE
Record date	Wednesday, April 1, 2026
Voting

Proposal One:
Approval of the re-election of
Mark Brooker as a Class II director

At the 2026 AGM, Shareholders will be asked to approve the re-election of each of Mr. Mark Brooker, Ms. Dagmar Kollmann, Ms. Marianne Heiss and Mr. Edward Wertheim as our Class II directors. In accordance with our Bye-laws, approximately one third of our Board is elected annually, on a staggered basis, with each director holding office until the annual general meeting of shareholders in the year in which such director’s term of office expires (except in the event of his or her death, resignation, removal or earlier termination of office). Our Board is divided into three classes, which are designated as Class I, Class II and Class III, respectively. At each annual general meeting of shareholders, directors in the class whose term of office expires at that annual general meeting of shareholders are elected for three-year terms. Directors may be re-elected when their term of office expires. Our Board is currently composed of majority of independent directors.

Our Class II directors are Mark Brooker, Dagmar Kollmann, Marianne Heiss and Edward Wertheim, all of whom are seeking re-election at the 2026 AGM. Our Class I directors are currently Bruce Lowthers, Jonathan Murphy and Karin Timpone, whose term of office expires at the 2028 annual general meeting of shareholders. Our Class III directors are Daniel Henson, Anthony Jabbour, Eli Nagler, Ruper Keeley and Peter Thompson, whose term of office expires at the 2027 annual general meeting of shareholders.

Proposal One seeks Shareholder approval FOR the re-election of Mr. Mark Brooker as a Class II director. If elected at the 2026 AGM, Mr. Brooker will hold office until the 2029 annual general meeting of shareholders.

Biographical information relating to Mr. Brooker is summarized in this Proxy Statement below.

Vote Required

The re-election of Mr. Mark Brooker as a Class II director requires the affirmative vote of a plurality of the votes cast at the 2026 AGM, as detailed in Bye-law 59.

The Board unanimously recommends a vote in favor of the re-appointment of Mr. BMark Brooker. The Board notes that Mr. Brooker has significant experience as a qualified director of our Company.

Our Board unanimously recommends a vote FOR the re-election of Mr. Mark Brooker as a Class II director, as set forth in Proposal One.

Proposal Two:
Approval of the re-election of
Dagmar Kollmann as a Class II director

Proposal Two seeks Shareholder approval FOR the re-election of Ms. Dagmar Kollmann as a Class II director. If elected at the 2026 AGM, Ms. Kollmann will hold office until the 2029 annual general meeting of shareholders.

Biographical information relating to Ms. Kollmann is summarized in this Proxy Statement below.

Vote Required

The re-election of Mr. Murphy as a Class II director requires the affirmative vote of a plurality of the votes cast at the 2026 AGM, as detailed in Bye-law 59.

The Board unanimously recommends a vote in favor of the re-appointment of Ms. Kollmann. The Board notes that Ms. Kollmann has significant experience as a qualified director of our Company.

Our Board unanimously recommends a vote FOR the re-election of Ms. Dagmar Kollmann as a Class II director, as set forth in Proposal Two.

Proposal Three:
Approval of the re-election of
Marianne Heiss as a Class II director

Proposal Three seeks Shareholder approval FOR the re-election of Ms. Marianne Heiss as a Class II director. If elected at the 2026 AGM, Ms. Heiss will hold office until the 2029 annual general meeting of shareholders.

Biographical information relating to Ms. Heiss is summarized in this Proxy Statement below.

Vote Required

The re-election of Ms. Heiss as a Class II director requires the affirmative vote of a plurality of the votes cast at the 2026 AGM, as detailed in Bye-law 59.

The Board unanimously recommends a vote in favor of the re-appointment of Ms. Heiss. The Board notes that Ms. Heiss has significant experience as a qualified director of our Company.

Our Board unanimously recommends a vote FOR the re-election of Ms. Marianne Heiss as a Class II director, as set forth in Proposal Three.

Proposal Four:
Approval of the re-election of
Edward Wertheim as a Class II director

Proposal Four seeks Shareholder approval FOR the re-election of Mr. Edward Wertheim as a Class II director. Mr. Wertheim was appointed to the Board on February 26, 2026 to fill the vacancy arising as a result of Matthew Bryant's resignation. If elected at the 2026 AGM, Mr. Wertheim will hold office until the 2029 annual general meeting of shareholders.

Biographical information relating to Mr. Wertheim is summarized in this Proxy Statement below.

Vote Required

The re-election of Mr. Wertheim as a Class II director requires the affirmative vote of a plurality of the votes cast at the 2026 AGM, as detailed in Bye-law 59.

The Board unanimously recommends a vote in favor of the re-appointment of Mr. Wertheim. The Board notes that Mr. Wertheim brings significant experience as a qualified director of our Company.

Our Board unanimously recommends a vote FOR the re-election of Mr. Edward Wertheim as a Class II director, as set forth in Proposal Four.

Directors

The following table sets forth the names and ages of our directors as of April 1, 2026, and summary biographies of each of our directors follow below.

Name	Age	Position
Daniel Henson	65	Chairman of the Board of Directors
Bruce Lowthers	61	Chief Executive Officer and Director
Mark Brooker	54	Director
Marianne Heiss	53	Director
Anthony Jabbour	58	Director
Rupert Keeley	68	Director
Dagmar Kollmann	61	Director
Jonathan Murphy	42	Director
Eli Nagler	40	Director
Peter Thompson	57	Director
Karin Timpone	60	Director
Edward Wertheim	40	Director

Daniel Henson has served as a member of the Company Board since 2022. He currently serves as non-executive chairman of IntraFi Network (formerly Promontory Intrafinancial Network), a leading provider of deposit placement services operating in the Washington D.C. area. Previously, Mr. Henson served as non-executive chairman of Tempo Holdings until its merger and subsequent listing as Alight Inc in July of 2021 and served as a director of Alight Inc until March 2025. He also served as non-executive chairman of Exeter Finance, a leading auto finance company headquartered in Irving, TX. Previously, Mr. Henson served as a Director of Healthcare Trust of America and OnDeck Capital. Mr. Henson worked with the General Electric Company for 29 years and held a variety of senior positions at GE and GE Capital, including Chief Marketing Officer of GE and Six Sigma Quality Leader at GE Capital. He also served as the CEO of a number of GE Capital’s financial services businesses in the U.S. and internationally. Starting in 2008, Mr. Henson was responsible for all GE Capital commercial leasing and lending businesses in North America. From 2009 to 2015, Mr. Henson also oversaw capital markets activities at GE Capital and GE Capital’s industrial loan company bank in Utah. Mr. Henson holds a B.B.A. in Marketing from George Washington University.

Bruce Lowthers has been our Chief Executive Officer since May 2022. He has also served as Executive Director on the Paysafe Board since May 2022. A high profile payments and fintech executive, Mr. Lowthers joined Paysafe following a 15-year tenure at FIS, a Fortune 500 company operating in the payments, merchant solutions and banking space. While at FIS, Mr. Lowthers most recently served as President, responsible for growing the global organization. Earlier executive roles in FIS saw Mr. Lowthers leading and modernizing some of the company’s largest businesses including the Banking and Merchant Solutions and Payments businesses. Before FIS, Mr. Lowthers was an executive at eFunds, an electronic payments company, where he was responsible for all payment and risk products. Before eFunds, he was a serial entrepreneur and successfully co-founded and led four start-up companies and two payments industry associations, namely the Board for American Transaction Processors Coalition (ATPC) and Payments 20 (P20), the global payments body. Mr. Lowthers holds a bachelor’s degree in business administration from the University of Massachusetts and began his career as a certified public accountant.

Mark Brooker has served as a member of the Company Board since 2021. Mr. Brooker was previously Chief Operating Officer for Trainline, Europe’s largest independent retailer of rail and coach tickets. Before Trainline, he was Chief Operating Officer of Betfair Group PLC, a leading online gambling operator and now part of Flutter Entertainment. In his earlier career, Mr. Brooker spent 17 years in investment banking working for Morgan Stanley, Merrill Lynch, NatWest and NM Rothschild & Sons. Mr. Brooker also brings a diverse range of Non-Executive Board Director experience and currently sits on the boards of eCogra Holdings Limited, an independent software testing agency for the online gaming industry, where he is Chairman, Future PLC, a global platform for specialist media listed on the London Stock Exchange (Chairman) and Heathrow Airport Holdings Limited. He also served as a Non-Executive Director of William Hill PLC, one of the largest gambling operators in the UK, before the Board was dissolved following its acquisition by Caesars Entertainment in April 2021. He has also previously been a non-executive director of AA plc, Equiniti Group plc, Findmypast Limited, Resi Design Limited and Seedrs Ltd. Mr. Brooker holds a Master’s Degree in Engineering, Economics and Management from Oxford University in the UK.

Marianne Heiss has served as a member of the Company Board since September 2024. She is an expert in finance, accounting, auditing, international management, brand building and ESG with extensive international experience and a long on-going track record of sustainable and efficient strategic leadership. Ms. Heiss spent the last 27 years in various European management positions at BBDO Worldwide, most recently as Chief Executive Officer of BBDO Group Germany from 2019 to 2023. Prior to her appointment as CEO in 2019, she played a key role in the success of BBDO Group Germany as Chief Financial Officer from 2013 to 2019. Before Ms. Heiss moved to Germany, she was European Finance Director, responsible for 35 offices in 18 European countries. She was the first woman to lead BBDO Group Germany, which was founded in 1956, in the German market. The BBDO Group unites numerous leading agency brands, including consultancy, digital and design agencies in Berlin, Düsseldorf, Frankfurt, Hamburg and Munich. She was also a member of BBDO's international board in New

York and represented all BBDO agencies worldwide on the global Environmental Sustainability Core Team of Omnicom Inc. based in New York. Ms. Heiss served as Vice President of the German GWA from 2015 to 2017. Ms. Heiss studied Business Accounting and Management in Wiener Neustadt and spent her early years in finance. Since 2018, she has been a member of the supervisory boards of Volkswagen AG, Audi AG and Porsche SE. At Porsche SE, she is also the ESG (Environmental, Social and Governance) expert on the Supervisory Board and at Volkswagen AG, she is also a member of the Audit Committee. Ms. Heiss is also a member of the advisory board of Alfred Ritter GmbH & Co KG (Ritter Sport). Since April 2025, she has been a member of the supervisory board of Palfinger AG. From June 2023 to October 2024 she was a member of the supervisory board of Flix SE and head of the Audit Committee.

Anthony Jabbour has served as a member of the Company Board since 2021. Mr. Jabbour served as the Chief Executive Officer and a director of Dun & Bradstreet (and its predecessors), a leading global provider of business decision data and analytics, from February 2019 to September 2025. From May 2022 until its acquisition by ICE in 2023, Mr. Jabbour was the Executive Chairman of Black Knight, Inc., a premier provider of software and data analytics to the mortgage and consumer loan, real estate and capital markets verticals. He previously served as Chairman of Black Knight, Inc. from 2021 to 2022 and Chief Executive Officer from 2018 to 2022. Prior to joining Black Knight, Inc., Mr. Jabbour served as Corporate Executive Vice President and Co-Chief Operating Officer of FIS from December 2015 through December 2017. Mr. Jabbour served as Corporate Executive Vice President of the Integrated Financial Solutions segment of FIS from February 2015 until December 2015. He served as Executive Vice President of the North America Financial Institutions division of FIS from February 2011 to February 2015. Prior to that, Mr. Jabbour held positions of increasing responsibility in operations and delivery from the time he joined FIS in 2004. Prior to joining FIS, Mr. Jabbour worked for Canadian Imperial Bank of Commerce and for IBM’s Global Services group managing complex client projects and relationships. Mr. Jabbour holds a bachelor’s degree in electrical engineering from the University of Toronto.

Rupert Keeley has served as a member of the Company Board since February 2026. Mr. Keeley has more than 40 years of international banking and payments experience. He was the Executive Vice President and General Manager for PayPal's businesses in Europe, the Middle East & Africa (EMEA) and Chief Executive Officer of the PayPal Europe bank until June 2018. Prior to PayPal, he was Visa Inc.'s Group President Asia Pacific and Central and Eastern Europe, Middle East and Africa regions having previously been Global Head of Strategy and Corporate Development. Mr. Keeley worked for Standard Chartered plc based in London, Singapore and Bahrain. Among his current roles, Mr. Keeley is a non-executive Director for NewDay and the Dubai Financial Services Authority and an Advisory Board member for Team8 Fintech. Mr. Keeley holds an MBA in Marketing from City University Business School (now Bayes Business School), London, and a B.Sc. (Hons) in Management Sciences from the University of Manchester.

Dagmar Kollmann has served as a member of the Company Board since 2021. Ms. Kollmann is Chairperson of Citigroup Global Markets Europe AG and Audit Committee Chair. She is a member of the Supervisory Board and Chairperson of the Audit Committee of Deutsche Telekom AG. Previously, she has been a member of the Supervisory Boards of Unibail-Rodamco-Westfield SE and of Coca Cola Europacific Partners. Previously, she has been

Deputy Chairperson of the Supervisory Board and Chairperson of the Audit Committee of Deutsche Pfandbriefbank AG, Deputy Chairperson of the Supervisory Board as well as Chairperson of the Audit Committee of Hypo Real Estate Holding AG, and a member of the Supervisory Boards of KfW-IPEX Bank GmbH and Bank Gutmann AG. Ms. Kollmann is a Commissioner in the Monopolies Commission in Germany, a permanent and independent expert committee, which advises the German government and legislature in the areas of competition policy-making, competition law and regulation and publishes its reports. Previously, Ms. Kollmann was CEO of Morgan Stanley Bank AG in Frankfurt. In addition to her role as CEO and Country Head for Germany and Austria, she was a member of the Boards of Directors of Morgan Stanley International Ltd. and Morgan Stanley & Co International, Ltd. in London. Prior to joining Morgan Stanley, Ms. Kollmann worked at UBS Philips & Drew Ltd, both in M&A and subsequently in the Equities Division. Past mandates include a membership on the Advisory Board of the EUREX Group and the role of “Sherpa” in the “Initiative Finanzplatz Deutschland.” She holds a Master Degree in Law from the University of Vienna.

Jonathan Murphy has served as a member of the Company Board since 2021. Mr. Murphy joined Blackstone in 2021 and is a Senior Managing Director in the firm’s Private Equity Group, where he focuses on investments in the technology and financial technology industries. In addition to Paysafe, Mr. Murphy sits on the boards of Dynamo Software and Civica. Prior to Blackstone, Mr. Murphy spent over eight years at Francisco Partners, a U.S.-based private equity fund that focuses on investments in the technology industry. Before joining Blackstone, Mr. Murphy worked at CPPIB in the Direct Investment Group and Morgan Stanley in the Investment Banking Division. Mr. Murphy received a Bachelor of Commerce from University College Dublin where he graduated with First Class Honors.

Eli Nagler has served as a member of the Company Board since 2018. Mr. Nagler is a Senior Managing Director in the Private Equity Group of Blackstone, where he focuses on investments in the Technology and Financial Services sectors. Since initially joining Blackstone in 2007, Mr. Nagler has been involved in the execution of the firm’s investments in Alight Solutions, BankUnited, Bayview Asset Management, Ellucian, Exeter Finance, IntraFi Network, Lendmark Financial Services, MB Aerospace, Paysafe, Refinitiv, Sphera, Tradeweb, Viva Capital, Vivint, and Vivint Solar. In addition to the Company, he currently serves as a Director of Ellucian, IntraFi Network, Renaissance Learning, and Sphera. Before rejoining Blackstone after the completion of an MBA, Mr. Nagler worked at the United States Treasury Department in the Office of Capital Markets. Mr. Nagler received an AB magna cum laude from Harvard College and an MBA with distinction from Harvard Business School, where he graduated as a John L. Loeb Fellow. He is a former Term Member of the Council on Foreign Relations and a Partnership for New York City Rockefeller Fellow.

Peter Thompson has served as a member of the Company Board since February 2026. Mr. Thompson currently serves as a Senior Advisor of 25Madison Evolve since 2024 and the Chief Product Officer of CMO Consulting Group since 2025. Additionally, Mr. Thompson currently serves as a director on the Supervisory Board of TomTom and is a member of the Audit Committee since April 2025. Mr. Thompson has also served as a non-executive director of Cadent from 2022 to 2024 and served as the Chief Product Officer at eBay from 2019 to 2022. Before joining eBay, he was Vice President for Alexa Voice Service at Amazon from 2017 to 2019. Additionally, Pete was the Chief Operating Officer of TiVo (now known as: Xperi) from 2016 until 2017 and was the Vice President, Strategic Partnerships of Sonos from 2015 to 2016.

Mr. Thompson holds a B.A. in International Economics from the University of California, Los Angeles, and an MBA from the Kellogg School of Management at Northwestern University.

Karin Timpone has served as a member of the Company Board since February 2026. Ms. Timpone is an experienced independent board director, CEO and CMO with a track record of driving growth through business transformation, revenue generation and strategic innovation. She has held prominent leadership roles at Major League Baseball, Marriott International, The Walt Disney Company, and Yahoo!, and brings boardroom experience across public, private and venture-backed companies. She is known for her expertise in scaling profitable customer platforms for the world’s most iconic brands, bravely integrating new approaches to data, technology and digital experience for the next generation of commercial growth.

Ms. Timpone’s board experience as Independent Director for The Habit Restaurants (NYSE:HABT) included service on the Nominating and Compensation Committees as well on the Special Committee overseeing the company’s successful sale to Yum! Brands (NYSE:YUM). She has served as Global Chair of the Mobile Marketing Association Executive Board and held supervisory and observer roles with Design Hotels and HYP3R (a Marriott venture investment). She was also one of the first independent board members of Atlas Obscura. Additionally, Ms. Timpone is a sought after advisor to founders across multiple sectors including emerging technologies such as AI and blockchain.

Currently, Ms. Timpone is CEO and Founder of ClearPrompt™ and leads the firm’s advisory, lab and venture activities, leveraging decades of expertise to guide clients seeking growth. Previously, Ms. Timpone served as Executive Vice President and Chief Marketing Officer for Major League Baseball from 2021 to 2025, where she led global marketing and strategic fan initiatives across all revenue, product and operations units — including 30 independent Clubs. While at MLB, she established fan growth initiatives leading to double digit increases in ticketing revenue, including the strategic investment into artificial intelligence tools that unlocked new commerce channels. Previously, as Global Marketing Officer at Marriott International from 2013 to 2020, Ms. Timpone created and launched Marriott Bonvoy, the most visible proof point of Marriott’s $13B merger with Starwood, which remains a central growth engine today. A continuous learner, Ms. Timpone hold certifications in FinTech, Blockchain, and Artificial Intelligence from Harvard University and MIT. Ms. Timpone holds a master’s in Media Ecology from New York University, a BA in Political Science from Bryn Mawr College, and completed executive programs at UCLA Anderson.

Edward Wertheim has served as a member of the Company Board since February 2026. He is currently a Senior Managing Director at CVC since September 2025. Prior to joining CVC, Mr. Wertheim spent 15 years from 2010 to 2025 at Corsair, where he served as a Partner. Mr. Wertheim brings an extensive range of board experience having served multiple boards, including IDnow from 2019 to 2025, ZEDRA Group, Axo Finans from 2020 to 2025, Xceptor from 2021 to 2025, MJM Holdings from 2024 to 2025 and RGI Group from 2019 to 2022. Mr. Wertheim studied at the Raymond A. Mason School of Business at William & Mary.

Proposal Five:
Approval of the re-appointment of Deloitte & Touche LLP to act as our independent auditors for the fiscal year ending December 31, 2026 and to authorize our Board, acting through our Audit Committee, to fix the remuneration of our independent auditors for the fiscal year ending December 31, 2026

At the 2026 AGM, Shareholders are asked to approve the re-appointment of Deloitte & Touche LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2026 and to authorize the Board, acting through our Audit Committee, to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2026.

Vote Required

Adoption of Proposal Five requires the affirmative vote of a simple majority of the votes cast at the 2026 AGM.

Our Board unanimously recommends a vote FOR the re-appointment of Deloitte & Touche LLP, an independent registered public accounting firm, as the Company’s independent auditors for the fiscal year ending December 31, 2026 and to authorize our Board, acting through our Audit Committee, to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2026, as set forth in Proposal Five.

Audited financial statements

The annual audited financial statements for the year ended December 31, 2025 are available at www.proxydocs.com/PSFE. In addition, they will be laid before Shareholders at the 2026 AGM in accordance with our Bye-laws and applicable law.

Other matters

Our Board is currently unaware of any other matters that may properly come before the 2026 AGM other than as set forth in the accompanying Notice and as more specifically described in this Proxy Statement. Each Common Share represented by a properly executed proxy card which is returned and not revoked will be voted in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2026 AGM.

Q&A about the Annual General Meeting

When and Where is the Annual General Meeting of Shareholders?
The 2026 Annual General Meeting of Shareholders (“2026 AGM”) of Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda will be held over video conference link (as permitted by Bye-law 53 of our Bye-laws at www.proxydocs.com/PSFE 10:30 a.m. (ET) on Tuesday, May 26, 2026.

What am I voting on and how does our Board recommend that I vote?
At the 2026 AGM, Shareholders of record are being asked to consider and, if thought fit, approve Proposal One: To approve the re-election of Mr. Mark Brooker as a Class II director.

The Board recommends voting FOR the proposal.

Shareholders of record are being asked to consider and if thought fit, approve Proposal Two: To approve the re-election of Ms. Dagmar Kollmann as a Class II director.

The Board recommends voting FOR the proposal.

Shareholders of record are being asked to consider and if thought fit, approve Proposal Three: To approve the re-election of Ms. Marianne Heiss as a Class II director.

The Board recommends voting FOR the proposal.

Shareholders of record are being asked to consider and if thought fit, approve Proposal Four: To approve the re-election of Mr. Edward Wertheim as a Class II director.

The Board recommends voting FOR the proposal.

Shareholders of record are further being asked to consider and if thought fit approve Proposal Five: To approve the re-appointment of Deloitte & Touche LLP, an independent registered public accounting firm, to act as our independent auditors for the year ending December 31, 2026 and to authorize our Board of Directors, acting through our Audit Committee, to fix the remuneration of our independent auditors for the year ending December 31, 2026.

The Board recommends voting FOR the proposal.

Who may vote?
You may vote at the 2026 AGM and any postponement or adjournment thereof if you held Paysafe Limited Common Shares at the close of business (ET) on April 1, 2026, the record date for the meeting. Each Common Share is entitled to one vote.

Who is soliciting my vote?
Our Board is soliciting proxies to vote Common Shares at the 2026 AGM. In connection with this solicitation, we distributed information regarding the availability of proxy materials (“Proxy Materials Notice”) to registered holders of our Common Shares on or about April 10, 2026. You may access the materials online by following the instructions in the Proxy Materials Notice.

Why did I receive a Proxy Materials Notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?
As permitted under Bye-law 126, we provide information to our Shareholders by publication of an electronic record of such information on our website. We notify our Shareholders of the availability of such information by mailing them the Proxy Materials Notice. This saves time and costs for the Company and is in line with our environmental commitments to reduce wastage.

How many votes are needed to approve each proposal?
Proposals One, Two, Three and Four regarding the re-election of the Class II directors will be determined by a plurality of the votes cast, as required under Bye-law 59.

Proposal Five, the re-appointment of Deloitte & Touche LLP as auditor and Board authorization to determine the remuneration of the auditor for the financial period ending December 31, 2026, will require the affirmative vote of a majority of common shares voting at the 2026 AGM. Broker non-votes are not counted as either votes for or votes against a proposal.

Proposals One, Two, Three, Four and Five will be voted on by a poll with an authorized representative of Mediant, collating and counting the votes to determine whether the requisite vote has been met.

Paysafe P.O. BOX 8016, CARY, NC 27512-9903 Your vote matters! Have your ballot ready and please use one of the methods below for easy voting: Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions. Paysafe Limited Annual General Meeting of Shareholders For Shareholders of record as of April 1, 2026 Tuesday, May 26, 2026 10:30 AM, Eastern Time The Annual General Meeting will be held virtually via live web cast at www.proxydocs.com/PSFE Internet: www.proxypush.com/PSFE •Cast your vote online • Have your Proxy Card ready • Follow the simple instructions to record your vote Phone: 1-866-475-4930 • Use any touch-tone telephone • Have your Proxy Card ready • Follow the simple recorded instructions Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 10:30 AM, Eastern Time, May 26, 2026. Virtual: You must register to attend the meeting online and/or participate at www.proxydocs.com/PSFE no later than 5:00 PM on Monday May 25, 2026 This proxy is being solicited on behalf of the Board of Directors The undersigned hereby appoints Elliott Wiseman (Chief Legal and People Officer) and John Crawford (Chief Financial Officer), (the "Named Proxies"), and each or either of them, as the true and lawful proxies of the undersigned, with full power of substitution and revocation, and authorizes them, and each of them, to vote all the common shares of Paysafe Limited which the undersigned is entitled to vote at the 2026 Annual General Meeting ("2026 AGM") and any adjournment thereof upon the matters specified and upon such other matters as may be properly brought before the 2026 AGM or any adjournment thereof, conferring authority upon such true and lawful proxies to vote in their discretion on such other matters as may properly come before the 2026 AGM and revoking any proxy heretofore given. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, SHARES WILL BE VOTED IDENTICAL TO THE BOARD OF DIRECTORS' RECOMMENDATION. This proxy, when properly executed, will be voted in the manner directed herein. In their discretion, the Named Proxies are authorized to vote upon such other matters that may properly come before the 2026 AGM or any adjournment or postponement thereof. You are encouraged to specify your choice by marking the appropriate box (SEE REVERSE SIDE) but you need not mark any box if you wish to vote in accordance with the Board of Directors’ recommendation. The Named Proxies cannot vote your shares unless you sign (on the reverse side) and return this proxy card. PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Copyright © 2026 BetaNXT, Inc. or its affiliates. All Rights Reserved

Paysafe Paysafe Limited Annual General Meeting of Shareholders Please make your marks like this: THE BOARD OF DIRECTORS RECOMMENDS A VOTE: FOR ON PROPOSALS 1, 2, 3, 4 AND 5. PROPOSAL YOUR VOTE 1. To approve the re-election of Mr. Mark Brooker as a Class II director in accordance with our Byelaws; 2. To approve the re-election of Ms. Dagmar Kollmann as a Class II director in accordance with our Bye-laws; 3. To approve the re-election of Ms. Marianne Heiss as a Class II director in accordance with our Bye-laws; 4. To approve the re-election of Mr. Edward Wertheim as a Class II director in accordance with our Bye-laws; FOR WITHHOLD 5. To approve the re-appointment of Deloitte & Touche LLP, as an independent registered public accounting firm, to act as our independent auditors for the fiscal year ending December 31, 2026 and to authorize our Board of Directors, acting through our Audit Committee, to fix the remuneration of our independent auditors for the fiscal year ending December 31, 2026; 6. The laying of the 2025 financial statements before shareholders in accordance with the provisions of the Companies Act of 1981 (as amended) (Item 6 is a NON-Voting Item); and 7. To transact such other business as may properly be brought before the 2026 Annual General Meeting (including any postponement or adjournment(s) thereof). (Item 7 is a NON-Voting Item). FOR AGAINST AGAINST ABSTAIN BOARD OF DIRECTORS RECOMMENDS FOR FOR FOR FOR FOR Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date

Paysafe P.O. BOX 8016, CARY, NC 275 12-9903 Your vote matters! Paysafe Limited Annual General Meeting of Shareholders Tuesday, May 26, 2026 10:30 AM, Eastern Time The Annual General Meeting will be held virtually via live web cast at www.proxydocs.com/PSFE For a convenient way to view proxy materials, VOTE, and obtain directions to attend the meeting go to www.proxydocs.com/PSFETo vote your proxy while visiting this site, you will need the 12 digit control number in the box below. This communication presents only an overview of the more complete proxy materials that are available to you on the internet. This is not a ballot. You cannot use this notice to vote your shares. We encourage you to access and review all of the important information contained in the proxy materials before voting. Under the bye-laws of Paysafe Limited and United States Securities and Exchange Commission rules, proxy materials do not have to be delivered in paper. Proxy materials can be distributed by making them available to shareholders on the internet. If you want to receive a paper or e-mail copy of the proxy material, you must request one. There is no charge to you for requesting a copy. In order to receive a paper package in time for this year’s meeting, you must make this request on or before May 15, 2026. Meeting Materials: Notice of 2026 Annual General Meeting and Proxy Statement & Form 20-F Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting To Be Held On May 26, 2026 For Shareholders of record as of April 1, 2026. To order paper materials, use one of the following methods. Internet: www.investorelections.com/PSFECall: 1-866-648-8133 Email: paper@investorelections.comnull Your control number null SEE REVERSE FOR FULL AGENDA Copyright © 2026 BetaNXT, Inc. or its affiliates. All Rights Reserved

Paysafe Paysafe Limited Annual General Meeting of Shareholders THE BOARD OF DIRECTORS RECOMMENDS A VOTE: FOR ON PROPOSALS 1, 2, 3, 4, AND 5. PROPOSAL 1. To approve the re-election of Mr. Mark Brooker as a Class II director in accordance with our Bye-laws; 2. To approve the re-election of Ms. Dagmar Kollmann as a Class II director in accordance with our Bye-laws; 3. To approve the re-election of Ms. Marianne Heiss as a Class II director in accordance with our Bye-laws; 4. To approve the re-election of Ms. Edward Wertheim as a Class II director in accordance with our Bye-laws; 5. To approve the re-appointment of Deloitte & Touche LLP, as an independent registered public accounting firm, to act as our independent auditors for the fiscal year ending December 31, 2026 and t authorize our Board of Directors, acting through our Audit committee, to fix the remuneration of our independent auditors for the fiscal year ending December 31, 2026; 6. The laying of the 2025 financial statements before shareholders in accordance with the provisions of the Companies Act of 1981 (as amended) (Item 6 is a NON-Voting Item); and 7. To transact such other business as may properly be brought before the 2026 Annual Meeting (including any postponement or adjoumment(s) thereof). (Item 7 is NON-Voting Item).